SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-KA

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 8, 2001

Exact Name of Registration as Specified in Charter:

ROAST N ROLL RESTAURANTS OF THE PAST, INC.

State of Other Jurisdiction of Incorporation:

NEVADA

Commission File Number: 0-27133

IRS Employer Identification Number: 88-0394012

Address and Telephone Number of Principle Executive Offices:

1700 Hylan Blvd.
Staten Island, New York 10305
(718) 351-4949

Item 4. Changes in Registrant's Certifying Accountant.

EffectiveEffective August 8, 2001, the RegistrantEffective August 8, 2001, the Registrant terminated HJ & Associa
as the Registrant s independent accountants, as its auditor, within the meaning ofas the Registrant s independent
(i)(i) of(i) of Regu(i) of Regulation S-K of the Securities and Exchange Commission. The decision to ch
accountants was approved by the Board of Directors of the registrant.

OnOn May 14, 2001 the Registrant engaged HJ & Associates, LLC to serves as the reOn May 14, 2001 th
independentindependent accountants and auditors within the meaningindependent accountants and auditors within
thethe Securities and Exchange Commission. Subsequent to engaging HJ as ithe Securities and Excha
accountants,accountants, the Registrant determined that it would be better served by a different iaccountants, t
accountant.accountant. Oaccountant. On Aaccountant. On August 20, 2001 the Registrant selected Tanner + C
accountants.accountants. The Registrant has placed noaccountants. The Registrant has placed no reliance on anya
reportsreports issued by Tanner + Co. for allreports issued by Tanner + Co. for all financial statements issued. Dur
asas independent accountants, HJ did not consult on any accounting issue,as independent accountants, HJ did no
nornor was there any dispute or disagreement that would havenor was there any dispute or disagreement that woul
matter.

AsAs requiredAs required by applicable rules of the SecuritiesAs required by applicable rules of the Securities and
HJHJ that during the two mostHJ that during the two most recent fiscal years, December 31, 1999 and DecemberHJ
subsequentsubsequent period through Augustsubsequent period through August 8,subsequent period through Aug
RegistrantRegistrant and HJ as toRegistrant and HJ as to matters of accounting principles or practices,Registrant an
oror audor audit or audit scope of procedure, which disagreements, if not resolved to the satisfaction of HJ, wou
havehave caused it to make a reference to the subject matter of the disagreements in connection withhave caused i
reports, other than that of the issue of a going concern.

TheThe RegiThe Registrant requested that HJ furnish it with a letter addressed to the Securities and ExchThe R
CommissionCommission stating whether or notCommission stating whether or not it agrees withCommission statin
byby the registrant from HJ with respect to the Registrant s request, addressed to the Securitby the registrant fro
Exchange Commission, is filed as Exhibit 16.1 to this Form 8-K.

AlsoAlso on AugustAlso on August 20, 2001, the Registrant engaged Tanner + Co. asAlso on August 20, 2001, th
followingfollowing its terminationfollowing its termination of HJ.following its termination of HJ. The Registrant
ofof Tanner + Co. as its independent auditors with respect to thof Tanner + Co. as its independent auditors w
December 31, 2000 and 2001.

DuringDuring the mostDuring the most recent fiscal year andDuring the most recent fiscal year and through August
TannerTanner + Co. regardingTanner + Co. regarding either: (i) the application of accounting principles to a specif
eithereither completed or proposed, or the type of audit opinion that might be rendered on the registrant s
financialfinancial statements, andfinancial statements, and neither a written report was provided to the Registrantfi
providedprovided that provided that Taprovided that Tanner + Co. concluded was an important factor consid
reachingreaching a decision as to the accounting, auditing orreaching a decision as to the accounting, auditing or f
waswas either the subject of a disagreement, as that term is defined in Item 304 (a) (1)was either the subject of a disa
S-K and the relatedS-K and the related instructions to ItemS-K and the related instructions to Item 304 of Regula
is defined in Item 304 (a) (1) (v) of Regulation S-K.

Item 7. Exhibits

Exhibit No.	Description	Page
16.1	Letter on Change in Accountants	3

SIGNATURES

PursuantPursuant to thePursuant to the requirements of the Securities andPursuant to the requirements of th duly caused this report to be signed on its behalf by the undersigned authorized officer.

December 19, 2001.

Roast N Roll Restaurants of the Past, Inc.

/s/ Nicholas Bruzzese, Sr.
President and Director

HJ & Associates, LLC
50 South Main Street, Suite 1450
Salt Lake City, Utah 84144

December 19, 2001

Securities & Exchange Commission
Washington, D.C. 20549

Re: Roast N Roll Restaurants of the Past, Inc.
File No. 0-27133

Dear Sir or Madam:

WeWe have read Item 4 of the Form 8-K A of Roast N Roll Restaurants ofWe have read Item 4 of the For DecemberDecember 29, 2001, and agree with the statements contained therein for the two year peDecember JanuaryJanuary 1, 1999 through December 31, 2000 and the subsequentJanuary 1, 1999 through December 31, 200 forfor information relating to the engagement offor information relating to the engagement of Tanner + Co. and inf with Tanner + Co., about which we have no knowledge.

Very truly yours,

/s/ HJ & Associates, LLC